MEDIA RELEASE

SMART Reports Full Year and Fourth Quarter 2011 Financial Results

•	Full year revenue of $790.1 million, up 22% year-over-year

•	Strong sales of attachment products, up 47% year-over-year

•	Annual gross margin of 49.5%

•	Full year Adjusted EBITDA of $185.8 million; Adjusted EBITDA margin of 23%

•	Annual Adjusted Net Income of $85.5 million, up 44% year-over-year

CALGARY, Alberta, May 18, 2011 – SMART Technologies Inc. (Nasdaq: SMT) (TSX: SMA), a leading provider of collaboration solutions, today announced financial results for its full year and fourth quarter ended March 31, 2011.

“2011 was an important year for SMART,” stated Nancy Knowlton, President and CEO of SMART. “During our first year as a public company, we strengthened our global leadership position, expanded our suite of collaboration solutions and continued to see increased adoption of our solutions by businesses and government organizations worldwide. Revenue during fiscal 2011 increased 22%, supported by solid interactive whiteboard unit volume growth, healthy average selling prices and a 47% increase in attachment products sales, despite the challenging education funding backdrop in the second half of the year. The breadth of our product portfolio and the strength of our brand remain significant competitive advantages, resulting in the increased adoption of SMART solutions in the classroom.”

Knowlton continued, “Our high level of execution also translated into solid top-line performance in the fourth quarter, as we once again benefitted from robust sales of attachment products, totaling 35% of overall revenues. While fourth quarter profitability was impacted by additional costs related to strengthening our research and development capabilities, ecosystem and global infrastructure, we believe it is critical to make these investments now to maintain our long-term competitive edge in the market and to take advantage of emerging opportunities. Regarding our outlook for fiscal 2012, we currently expect revenue to be flat to 5% down compared to fiscal 2011, and we expect Adjusted Net Income to be consistent with fiscal 2011. We intend to provide an update on our full-year growth targets each quarter as we gain increased visibility into state and federal funding trends.”

	GAAP Results
	Three months ended March 31,		Fiscal year ended March 31,
($ millions)	2011	2010	2011	2010
Revenue	$167.3	$155.6	$790.1	$648.0
Net Income	$7.6	$10.5	$69.4	$142.0

	Non-GAAP Results
	Three months ended March 31,		Fiscal year ended March 31,
($ millions)	2011	2010	2011	2010
Adjusted EBITDA	$16.4	$31.3	$185.8	$166.3
Adjusted Net Income	$0.8	$5.7	$85.5	$59.5

Total revenue for the fourth quarter of fiscal 2011 was $167.3 million, an increase of 8% compared to $155.6 million in the prior-year period. In terms of unit sales, 82,964 SMART Board™ interactive whiteboards were sold in the quarter, compared to 82,331 units sold in the prior-year period. Total revenue for fiscal 2011 was

$790.1 million, an increase of 22% over fiscal 2010. Revenue in fiscal 2011 was strong in both North America and EMEA, with growth of 22% and 17%, respectively. Gross profit for the fourth quarter of fiscal 2011 was $77.7 million compared to $79.7 million in the prior-year period. Gross margin for the fourth quarter was 46.4%, compared to 51.2% for the prior-year period. Gross margin during the quarter was impacted by a $3.5 million warranty provision on certain attachment products. Gross margin for fiscal 2011 was 49.5%, compared to 49.6% for fiscal 2010.

Adjusted EBITDA for the fourth quarter of fiscal 2011 was $16.4 million, representing an Adjusted EBITDA margin of 10%, compared to $31.3 million in the prior-year period. Adjusted EBITDA includes an increase in operating expenses related to investments in product development, ecosystems and infrastructure to support global expansion, as well as a negative foreign exchange impact due to the strong Canadian dollar. Adjusted EBITDA for fiscal 2011 was $185.8 million, representing an Adjusted EBITDA margin of 23% compared to 25% for fiscal 2010. Foreign exchange movements throughout the year negatively impacted Adjusted EBITDA by $17.7 million compared to fiscal 2010. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue after adding back the net impact of deferred revenue.

GAAP net income was $7.6 million for the fourth quarter of fiscal 2011 compared to $10.5 million in the prior-year period. GAAP EPS was $0.06 based on 123.8 million weighted average shares outstanding, compared to $0.06 based on 180.8 million weighted average shares outstanding during the prior-year period. GAAP net income during the quarter ended March 31, 2011, includes a $13.6 million foreign exchange gain, partly due to the conversion of our U.S. dollar-denominated long-term debt into the company’s functional currency of Canadian dollars, compared to an $8.2 million foreign exchange gain during the prior-year period. GAAP net income for fiscal 2011 was $69.4 million or $0.53 per share compared to $142.0 million or $0.81 per share for fiscal 2010. GAAP net income during fiscal 2011 includes a $10.5 million foreign exchange gain compared to a gain of $91.8 million for fiscal 2010.

Adjusted Net Income for the fourth quarter of fiscal 2011 was $0.8 million compared to $5.7 million in the same period last year. Adjusted EPS was $0.01 based on 123.8 million weighted average shares outstanding, compared to $0.03 based on 180.8 million weighted average shares outstanding for the fourth quarter of fiscal 2010. Adjusted net income for fiscal 2011 was $85.5 million or $0.65 per share compared to $59.5 million or $0.34 per share for fiscal 2010.

As of March 31, 2011, SMART had cash and cash equivalents of $119.0 million and $339.3 million of debt outstanding.

Conference call information

SMART will host a conference call today, May 18, 2011, at 2:30 p.m. MT (4:30 p.m. ET) to discuss the company’s financial results. To access this call, dial 877.312.5844 (North America) or 253.237.1152 (outside North America) with conference ID #63038039. A live webcast of the conference call and supplemental slides will be accessible from the investor relations page of SMART’s website at http://investor.smarttech.com/index.cfm, and a replay will be archived and accessible at http://investor.smarttech.com/events.cfm. A replay of this conference call may also be accessed through May 28, 2011, by dialing 800.642.1687 (North America) or 706.645.9291 (outside North America). The replay pass code is 63038039.

About SMART

SMART Technologies Inc. is a leading provider of collaboration solutions that transform the way the world works and learns. We believe that collaboration and interaction should be easy. As the global leader in interactive whiteboards, we bring more than two decades of collaboration research and development to a broad range of easy-to-use, integrated solutions that free people from their desks and computer screens, so collaborating and learning with digital resources are more natural.

The SMART Technologies logo is available at www.globenewswire.com/newsroom/prs/?pkgid=7573.

Certain statements made in this press release are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. Statements that include the words “expanding,” “expect,” “increasing,” “intend,” “plan,” “believe,” “project,” “estimate,” “anticipate,” “may,” “will,” “continue,” “further,” “seek,” and similar words or statements of a future or forward-looking nature identify forward-looking statements. In particular and without limitation, this press release contains forward-looking statements pertaining to the continuing adoption of our core solutions, the attainment of financial objectives, the execution of our growth strategy, the expansion of our presence with business and government organizations and the investment in our sales and research and development activities.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risk Factors” in our Registration Statement on Form F-1, our final Canadian prospectus and in our management’s discussion and analysis for the year ended March 31, 2011.

The forward-looking statements speak only as of the date they are made. Except as may be required by applicable law, we do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

Non-GAAP financial measures

This release includes the non-GAAP financial measures Adjusted EBITDA and Adjusted Net Income. We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, stock-based compensation, acquisition costs and other income. We define Adjusted Net Income as net income before stock-based compensation, acquisition costs, foreign exchange gains or losses, net change in deferred revenue and amortization of intangible assets, all net of tax.

Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations and therefore you should not place undue reliance on them.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business removing the effects of our leveraged capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business removing the after-tax impact of stock-based compensation, acquisition costs, foreign exchange gains and losses, revenue deferral and amortization of intangible assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors and by our lenders in assessing management’s performance and is a key metric in the determination of incentive plan payments. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Operations and Selected Other Data

(millions of U.S. dollars, except share amounts, per share amounts, percentages,

units and average selling prices)

	Three months ended March 31,		Fiscal year ended March 31,
	2011	2010	2011	2010
Consolidated Statement of Operations
Revenue	$167.3	$155.6	$790.1	$648.0
Cost of sales	89.6	75.9	399.2	326.5

Gross margin	77.7	79.7	390.9	321.5

Operating expenses
Selling, marketing and administration	52.1	41.9	180.8	138.8
Research and development	14.7	9.9	53.0	33.6
Depreciation and amortization	7.9	6.7	31.8	15.9

Operating income	3.0	21.2	125.3	133.2
Non-operating expenses
Other income, net	(0.1)	(0.2)	(0.5)	(0.2)
Interest	4.8	17.8	31.6	64.9
Foreign exchange gain	(13.6)	(8.2)	(10.5)	(91.8)

Income before income taxes	11.9	11.8	104.7	160.3
Income tax expense	4.3	1.3	35.3	18.3

Net income	$7.6	$10.5	$69.4	$142.0

Earnings per share
Basic and diluted earnings per share	$0.06	$0.06	$0.53	$0.81
Weighted average number of shares outstanding	123,772,791	180,769,238	130,775,288	176,322,584

Period end number of shares outstanding	123,772,791	181,053,688	123,772,791	181,053,688

Selected Data
Revenue by geographic location
North America	$109.5	$104.2	$558.4	$457.3
Europe, Middle East and Africa	43.1	42.4	175.5	149.9
Rest of World	14.7	9.0	56.2	40.8

	$167.3	$155.6	$790.1	$648.0

Revenue growth(1)	7.5%	48.8%	21.9%	38.4%
As a percent of revenue
Gross margin	46.4%	51.2%	49.5%	49.6%
Selling, marketing and administration	31.1%	26.9%	22.9%	21.4%
Research and development	8.8%	6.4%	6.7%	5.2%

Adjusted EBITDA(2)	$16.4	$31.3	$185.8	$166.3
Adjusted EBITDA as a percentage of revenue(2)(3)	9.7%	19.8%	23.1%	25.1%

Adjusted Net Income(4)	$0.8	$5.7	$85.5	$59.5
Adjusted Net Income per share(4)(5)	$0.01	$0.03	$0.65	$0.34

Total number of SMART Board interactive whiteboards sold	82,964	82,331	406,314	369,489
Average selling price of SMART Board interactive whiteboards sold(6)	$1,301	$1,313	$1,324	$1,289

(1)	Revenue growth is calculated as a percentage by comparing the increase in revenue in the period to revenue during the same period in the immediately preceding fiscal year.
(2)	Adjusted EBITDA is a non-GAAP measure that is described and reconciled to net income in the next section.
(3)	Adjusted EBITDA as a percentage of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.
(4)	Adjusted Net Income is a non-GAAP measure that is described and reconciled to net income in the next section and is not a substitute for the GAAP equivalent.
(5)	Adjusted Net Income per share is calculated by dividing Adjusted Net Income by the average number of basic shares outstanding during the period.
(6)

Average selling price is calculated by dividing the total revenue from the sale of SMART Board interactive whiteboards and SMART Board interactive whiteboards with integrated projectors by the total number of units sold.

SMART Technologies Inc.

Unaudited Consolidated Condensed Balance Sheets

(millions of U.S. dollars)

	March 31, 2011	March 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$119.0	$230.2
Trade receivables	106.4	81.9
Other current assets	7.9	12.0
Inventory	81.8	58.7
Deferred income taxes	12.2	11.7

	327.3	394.5

Property and equipment	117.2	108.0
Goodwill and intangible assets	76.3	0.5
Deferred income taxes	17.2	15.0
Deferred financing fees	8.2	9.6
Other long-term assets	—	0.5

	$546.2	$528.1

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued liabilities	$116.1	$120.0
Deferred revenue	31.5	24.7
Income taxes payable	2.9	5.5
Current portion of long-term debt	3.1	94.2

	153.6	244.4

Long-term debt	336.3	903.6
Deferred revenue	88.0	74.4
Deferred income taxes	11.6	—

	589.5	1,222.4
Shareholders’ deficit
Share capital	721.8	161.3
Accumulated other comprehensive loss	(11.9)	(24.4)
Additional paid-in capital	8.7	—
Deficit	(761.9)	(831.2)

	(43.3)	(694.3)

	$546.2	$528.1

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Cash Flows

(millions of U.S. dollars)

	Fiscal year ended March 31,
	2011	2010
Cash provided by
Operations
Net income	$69.4	$142.0
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	35.9	18.0
Non-cash interest expense on long-term debt	7.6	35.4
Gain on foreign exchange	(11.5)	(93.4)
Stock-based compensation	8.7	—
Deferred income tax (recovery) expense	(0.3)	5.8
Loss on disposal of property and equipment	0.1	0.2
Change in non-cash working capital	(25.0)	51.5

Cash provided by operating activities	84.9	159.5
Investing
Business acquisition	(74.0)	—
Capital expenditures	(27.5)	(24.5)
Intangible assets	(0.5)	(0.5)

Cash used in investing activities	(102.0)	(25.0)
Financing
Net debt (repayments) proceeds	(239.3)	44.9
Proceeds from initial public offering, net	134.3	—
Financing fees paid	(1.4)	—
Repayment of loans under the Participant Equity Loan Plan	8.3	(10.2)
Common shares issued	—	12.1

Cash (used in) provided by financing activities	(98.1)	46.8
Effect of exchange rate changes on cash and cash equivalents	4.0	11.8

Net (decrease) increase in cash and cash equivalents	(111.2)	193.1
Cash and cash equivalents, beginning of year	230.2	37.1

Cash and cash equivalents, end of year	$119.0	$230.2

SMART Technologies Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(millions of U.S. dollars)

	Three months ended March 31,		Fiscal year ended March 31,
	2011	2010	2011	2010
Adjusted EBITDA
Net income	$7.6	$10.5	$69.4	$142.0
Income tax expense	4.3	1.3	35.3	18.3
Depreciation in cost of sales	0.9	(1.0)	4.1	2.0
Depreciation and amortization	7.9	6.7	31.8	15.9
Interest expense	4.8	17.8	31.6	64.9
Foreign exchange gain	(13.6)	(8.2)	(10.5)	(91.8)
Change in deferred revenue(1)	1.5	2.6	14.8	13.4
Stock-based compensation	3.1	—	8.7	—
Acquisition costs	—	1.8	1.1	1.8
Other income, net	(0.1)	(0.2)	(0.5)	(0.2)

Adjusted EBITDA	$16.4	$31.3	$185.8	$166.3

(1)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period. We deferred revenue of $9.1 million and $8.7 million in the three months ended March 31, 2011 and 2010, respectively, and we deferred revenue of $44.2 million and $36.9 million in the years ended March 31, 2011 and 2010, respectively.

	Three months ended March 31,		Fiscal year ended March 31,
	2011	2010	2011	2010
Adjusted Net Income
Net income	$7.6	$10.5	$69.4	$142.0
Adjustments to net income
Amortization of intangible assets	2.4	—	9.0	—
Foreign exchange gain	(13.6)	(8.2)	(10.5)	(91.8)
Change in deferred revenue	1.5	2.6	14.8	13.4
Stock-based compensation	3.1	—	8.7	—
Acquisition costs	—	1.8	1.1	1.8

	(6.6)	(3.8)	23.1	(76.6)
Tax impact on adjustments(1)	0.2	1.0	7.0	5.9

Adjustments to net income, net of tax	(6.8)	(4.8)	16.1	(82.5)

Adjusted Net Income	$0.8	$5.7	$85.5	$59.5

Adjusted Net Income per share
Basic and diluted earnings per share	$0.06	$0.06	$0.53	$0.81
Adjustments to net income, net of tax, per share	(0.05)	(0.03)	0.12	(0.47)

Adjusted Net Income per share	$0.01	$0.03	$0.65	$0.34

(1)

Reflects the tax impact on the adjustments to net income. A key driver of our foreign exchange gain is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.

For more information, please contact

Media contact

Marina Geronazzo

Manager, Public Relations

SMART Technologies Inc.

Phone 1.403.407.5088

E-mail MarinaGeronazzo@smarttech.com

Investor contact

Seth Potter

ICR

Phone 1.877.320.2241

E-mail ir@smarttech.com

© 2011 SMART Technologies. The SMART Board, SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.

Please note that SMART is written in all capital letters.